Exhibit 99.2

VOTE BY INTERNET
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VOTE BY EMAIL
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VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

ATTEND THE MEETING
If you would like to attend the Extraordinary General Meeting, please attend the Meeting to be held on October 22, 2026 at 09:00 PM Singapore Time (October 22, 2026 at 09:00 AM U.S. Eastern Time) by registering at the following URL:
https://meeting.vstocktransfer.com/JBDIOCT26

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary General Meeting - JBDI Holdings Limited

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" ALL LISTED PROPOSALS.

1. RESOLVED AS AN ORDINARY RESOLUTION THAT: With immediate effect, the authorised share capital of the Company be increased from US$500,000 divided into 500,000,000 shares of a nominal or par value of US$0.001 each to US$5,000,000 divided into 5,000,000,000 shares of a nominal or par value of US$0.001 each (the "Increase in Authorised Capital").

☐ FOR ☐ AGAINST ☐ ABSTAIN

2. RESOLVED AS A SPECIAL RESOLUTION THAT: Subject to and immediately following the passing of Proposal 1, and subject to the passing of Proposal 3: (a) the Company's share capital be divided into two classes of Ordinary Shares, being (i) Class A Ordinary Shares, each carrying one (1) vote per share, and (ii) Class B Ordinary Shares, each carrying one hundred (100) votes per share, with the rights, preferences, privileges, restrictions and other terms of such classes as set forth in the Second Amended and Restated Memorandum and Articles of Association (the "Second ARM&A"), including that the Class B Ordinary Shares shall not be entitled to dividends or distributions upon a winding up of the Company, and neither Class A Ordinary Shares nor Class B Ordinary Shares shall be convertible into the other class; (b) 4,490,106,238 authorised but unissued Ordinary Shares of a nominal or par value of US$0.001 each in the share capital of the Company be redesignated as Class A Ordinary Shares; (c) 500,000,000 authorised but unissued Ordinary Shares of a nominal or par value of US$0.001 each in the share capital of the Company be redesignated as Class B Ordinary Shares; (d) all existing 9,893,762 Ordinary Shares of the Company, comprising (i) 9,514,544 issued and outstanding Ordinary Shares held by shareholders and (ii) 379,218 Ordinary Shares held by the Company as treasury shares, be redesignated and reclassified as Class A Ordinary Shares on a one-for-one basis, with each Class A Ordinary Share carrying one (1) vote per share, and that such Class A Ordinary Shares continue to constitute the Company's listed and traded class of Ordinary Shares on Nasdaq; and (e) as a result of the foregoing, the authorised share capital of the Company be changed from US$5,000,000 divided into 5,000,000,000 shares of a nominal or par value of US$0.001 each, to US$5,000,000 divided into 5,000,000,000 shares of a nominal or par value of US$0.001 each, consisting of (i) 4,500,000,000 Class A Ordinary Shares and (ii) 500,000,000 Class B Ordinary Shares.

☐ FOR ☐ AGAINST ☐ ABSTAIN

3. RESOLVED AS A SPECIAL RESOLUTION THAT: The Second ARM&A in the form produced to the meeting be adopted in its entirety and in substitution for and to the exclusion of the Company's existing amended and restated memorandum and articles of association, with immediate effect and subject to the passing of Proposals 1 and 2.

☐ FOR ☐ AGAINST ☐ ABSTAIN

4. RESOLVED AS AN ORDINARY RESOLUTION THAT: Immediately following completion of the matters referred to in Proposals 1, 2 and 3 above, 7,000,000 Class B Ordinary Shares be allotted and issued to EUG INVESTMENT LIMITED (the "Controlling Shareholder") for an aggregate consideration of US$7,000, credited as fully paid.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Note: To consider and act upon such other business as may properly come before the Extraordinary General Meeting.

(TO BE SIGNED ON REVERSE SIDE)

JBDI Holdings Limited
Extraordinary General Meeting
October 22, 2026

Important Notice Regarding the Availability of Proxy Materials:

Materials for this Meeting are available at:

https://ts.vstocktransfer.com/irhlogin/JBDIHL

To Register for the Virtual Extraordinary General Meeting, Please Visit:

https://meeting.vstocktransfer.com/JBDIOCT26

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

JBDI HOLDINGS LIMITED
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

Unless you give other instructions on your proxy card, the person named as proxy holder on the proxy card will vote in accordance with the recommendations of the Board of Directors. The Board of Directors' recommendation is set forth together with the description of each item in this proxy statement. In summary, the Board of Directors recommends a vote "FOR" all listed Proposals.

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

Date	**Signature**	**Signature, if held jointly**

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00